To all Stanley and Black & Decker Associates,
As we continue on the track to combining our two great companies, we’d like to update you on significant progress we made last week with our integration planning process. We held a full-scale integration summit in Towson, Maryland, with a laser focus on designing and developing the next levels of our organization and ensuring we achieve stabilization on Day One.
In the weeks following the announcement of our organizational superstructure, we asked our business and integration team leaders to structure their respective organizations with a singular emphasis on ensuring stability and business continuity, while positioning us for the future.
We all know that the most immediate and important issue is ensuring that our two complex, global businesses can run effectively on the day after the transaction closes.
To that end, our integration teams have been focused on what happens on “Day One”
of the new company. This week we addressed a comprehensive list of questions—
questions like reporting structures, benefits, payroll, billing, shipping, and much more—designed to achieve stabilization on Day One.
As you can imagine there are a multitude of questions that need to be answered and addressed. The Integration Teams made tremendous progress over the past month, and spent a significant amount of time addressing critical Day One processes which will allow us to maintain focus on running of our core business. Our integration teams delivered a Day One organization structure that will be communicated in the days leading up to and immediately following closing. Depending on where you are in the combined company, you may or may not see significant change in your particular area on day one. While this may be a final structure in some cases, we should all view this as an interim “stabilization” structure to get through the period immediately following closing.
We are planning to close the transaction on March 12, 2010. That means that on
Monday, March 15, 2010, we will officially be Stanley Black & Decker, a globally diversified industrial company positioned to drive profitable growth.
We understand that you have many questions regarding the next levels of the organization and, while we can’t address every concern now, we can assure you that we’re following a jointly-developed, jointly-driven process that holds at its core the best interests for the combined company. We are fully committed to communicating regularly with you and will answer your questions, as always, on the Stanley Black &
Decker integration website.
Thank you.
Brett Bontrager & Tony Milando
Chairmen of the Stanley Black & Decker Integration Management Office
March 04, 2010
Filed by The Black & Decker Corporation
Pursuant to Rule 425 under the
Securities Act of 1933, as amended and deemed
filed pursuant to Rule 14a-6 of the
Securities Exchange Act of 1934, as amended
Subject Company: The Black & Decker Corporation
(Commission File No. 1-01553)

CAUTIONARY STATEMENTS

Under the Private Securities Litigation Reform Act of 1995

Statements in this document that are not historical, including but not limited to those regarding the consummation of the proposed transaction between Stanley and Black & Decker and the realization of synergies in connection therewith, are “forward looking statements” and, as such, are subject to risk and uncertainty.

Stanley’s and Black & Decker’s ability to deliver the results as described above is based on current expectations and involves inherent risks and uncertainties, including factors listed below and other factors that could delay, divert, or change any of them, and could cause actual outcomes and results to differ materially from current expectations. In addition to the risks, uncertainties and other factors discussed in this document, the risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied in the forward looking statements include, without limitation, those set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Stanley’s and Black & Decker’s Annual Reports on Form 10-K and any material changes thereto set forth in any subsequent Quarterly Reports on Form 10-Q, those contained in Stanley’s and Black & Decker’s other filings with the Securities and Exchange Commission, and those set forth below.

These factors include but are not limited to the risk that regulatory and stockholder approvals of the transaction are not obtained on the proposed terms and schedule; the future business operations of Stanley or Black & Decker will not be successful; the risk that the proposed transaction between Stanley and Black & Decker will not be consummated; the risk that Stanley and Black & Decker will not realize any or all of the anticipated benefits from the transaction; the risk that cost synergy, customer retention and revenue expansion goals for the transaction will not be met and that disruptions from the transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the transaction) and regulatory proceedings to which Stanley or Black & Decker may be a party; pricing pressure and other changes within competitive markets; the continued consolidation of customers particularly in consumer channels; inventory management pressures on Stanley’s and Black & Decker’s customers; the impact the tightened credit markets may have on Stanley or Black & Decker or customers or suppliers; the extent to which Stanley or Black & Decker has to write off accounts receivable or assets or experiences supply chain disruptions in connection with bankruptcy filings by customers or suppliers; increasing competition; changes in laws, regulations and policies that affect Stanley or Black & Decker, including but not limited to trade, monetary, tax and fiscal policies and laws; the timing and extent of any inflation or deflation in 2009 and beyond; currency exchange fluctuations; the impact of dollar/foreign currency exchange and interest rates on the competitiveness of products and Stanley’s and Black & Decker’s debt programs; the strength of the U.S. and European economies; the extent to which world-wide markets associated with homebuilding and remodeling continue to deteriorate; the impact of events that cause or may cause disruption in Stanley’s or Black & Decker’s manufacturing, distribution and sales networks such as war, terrorist activities, and political unrest; and recessionary or expansive trends in the economies of the world in which Stanley or Black & Decker operates, including but not limited to the extent and duration of the current recession in the US economy.

Neither Stanley nor Black & Decker undertake any obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Additional Information

In connection with the proposed transaction, Stanley has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-163509) that includes a joint proxy statement of Stanley and Black & Decker that also constitutes a prospectus of Stanley. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents that Stanley and Black & Decker file with the SEC at the SEC’s website at www.sec.gov and Stanley’s website related to the transaction at www.stanleyblackanddecker.com. In addition, these documents may be obtained from Stanley or Black & Decker free of charge by directing a request to Investor Relations, The Stanley Works, 1000 Stanley Drive, New Britain, CT 06053, or to Investor Relations, The Black & Decker Corporation, 701 E. Joppa Road, Towson, MD 21286, respectively.

Certain Information Regarding Participants

Stanley, Black & Decker and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Stanley’s directors and executive officers in Stanley’s Annual Report on Form 10-K for the year ended January 2, 2010, which was filed with the SEC on February 22, 2010, its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 20, 2009, and the joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on February 2, 2010. Investors and security holders may obtain information regarding the names, affiliations and interests of Black & Decker’s directors and executive officers in Black & Decker’s Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on February 19, 2010, its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 16, 2009, and the joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on February 2, 2010. These documents can be obtained free of charge from the sources listed above.